Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 12 DATED APRIL 6, 2012
TO THE PROSPECTUS DATED APRIL 29, 2011

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc. dated April 29, 2011 (the “Prospectus”) and Supplement No. 11 dated January 25, 2012. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our initial public offering;

B.	To describe the waiver of certain asset management fees by our Advisor;

C.	To describe certain changes to the acquisition fee and debt financing fee payable to our Advisor;

D.	To describe our acquisition of the Poland Logistics Portfolio;

E.	To describe our potential acquisition of ProLogis Park Sosnowiec; and

F.	To describe our entry into a bridge loan agreement.

A. Status of our Initial Public Offering

As of March 28, 2012, we had received gross proceeds of $1,002.7 million from the sale of 100.7 million of our common shares in our current public offering, including $37.9 million relating to approximately 4.0 million shares issued under our distribution reinvestment plan. As of March 28, 2012, $2,035.2 million in shares remained available for sale pursuant to our current public offering, exclusive of approximately $462.1 million in shares available under our distribution reinvestment plan.

B. Asset Management Fee Waiver

One of our priorities is to monitor the returns being achieved from real estate investments in relation to the distribution rate to our investors with the ultimate goal of increasing coverage of the distributions with our operations. As a sign of management’s commitment to this goal, our Advisor has agreed to waive the asset management fee otherwise payable to it pursuant to the Advisory Agreement for each quarter in 2012 and 2013, to the extent that our modified funds from operations, or MFFO, as disclosed in each quarterly report, for a particular quarter amounts to less than 100% of the aggregate distributions declared for such quarter. As a result of the waiver of these fees, cash flow from operations that would have been paid to our Advisor for asset management fees may be available to pay distributions to our stockholders. This fee waiver is not a deferral and accordingly, these fees will not be paid to the Advisor in cash at any time in the future.

C. Certain Changes to the Acquisition Fee and Debt Financing Fee

On March 29, 2012, Hines Global, the Operating Partnership and our Advisor entered into the third amendment to the Advisory Agreement, which modifies the terms of the Advisory Agreement in the following manner:

●
The acquisition fee payable to our Advisor pursuant to Section 9.01 of the Advisory Agreement will be equal to 2.25% of (i) the purchase price of real estate investments acquired, including any debt attributable to such investments or the principal amounts of any loans originated directly by the Company, or (ii) when the Company makes an investment indirectly through another entity, such investment’s pro rata share of the gross asset value of real estate investments held by that entity.

●	The debt financing fee payable to our Advisor pursuant to Section 9.03 of the Advisory Agreement was eliminated.

●
Accordingly, the descriptions of the acquisition fee and the debt financing fee in each of the compensation tables included in the sections of the Prospectus titled “Prospectus Summary—Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” and “Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units,” as well as any other references to the acquisition fee and the debt financing fee throughout the Prospectus are supplemented by the above disclosure concerning the modification to the acquisition fee and the elimination of the debt financing fee.

D. Acquisition of the Poland Logistics Portfolio

On March 29, 2012, a wholly-owned subsidiary of the Operating Partnership acquired the following four logistics facilities in Poland: ProLogis Park Warsaw I, located in Warsaw, Poland; ProLogis Park Warsaw III, located in Warsaw, Poland; ProLogis Park Bedzin I, located in Upper Silesia, Poland; and ProLogis Park Wroclaw II, located in Wroclaw, Poland which we refer to collectively as the "Poland Logistics Portfolio."

The sellers of the Poland Logistics Portfolio are: ProLogis Poland XCI s.a.r.l., ProLogis Poland XXXIX sp. z o.o., ProLogis Poland XCII sp. z o.o., and ProLogis Poland XXI sp. z o.o. None of the sellers are affiliated with us or our affiliates.

The Poland Logistics Portfolio properties were constructed between 1995 and 2009. The Poland Logistics Portfolio consists of 1,763,074 square feet of rentable area that is 92% leased. Fagor Mastercook, Carrefour, and ABC Data individually lease more than 10% of the Poland Logistics Portfolio (as described below).  The remaining space is leased to 18 tenants, none of which individually lease more than 10% of the rentable area of the Poland Logistics Portfolio:

●
Fagor Mastercook, a manufacturer of components for household appliances and other goods, leases approximately 497,045 square feet, or approximately 28% of the Poland Logistics Portfolio net rentable area, under a lease that expires in October 2019.  The annual base rent under the lease is currently €1.7 million ($2.3 million using a rate of $1.3325 per Euro as of the transaction date). The lease provides the tenant with two, five-year renewals unless either party informs the other of its intent not to extend nine months before the lease expiration.

●
Carrefour, a food retailer, leases approximately 492,750 square feet, or approximately 28% of the Poland Logistics Portfolio's net rentable area, under a lease that expires in October 2018. The annual base rent under the lease is currently €2.2 million ($2.9 million using a rate of $1.3325 per Euro as of the transaction date).   The lease provides the tenant with a termination option in March 2015, provided that written notice is given 12 months in advance of the termination date.

●
ABC Data, a distributor of software and hardware products, leases approximately 259,830 square feet, or approximately 15% of the Poland Logistics Portfolio's net rentable area under a lease that expires in July 2017. The combined annual base rent is currently €1.4 million ($1.9 million using a rate of $1.3325 per Euro as of the contract date). The lease provides the tenant with an indefinite number of automatic five-year renewals unless the tenant informs us of its intent not to extend six months before its lease expiration.

The total contract purchase price for the entire Poland Logistics Portfolio was €98.2 million (approximately $130.8 million based on a rate of $1.3325 per Euro as of the transaction date), exclusive of transaction costs and working capital reserves.  Please see Section F of this Supplement for a description of the debt financing used to acquire the Poland Logistics Portfolio.  The estimated going-in capitalization rate for the entire Poland Logistics Portfolio is approximately 8.0%. The estimated going-in capitalization rate is determined by dividing the projected property revenues in excess of expenses for the first fiscal year following the date of acquisition by the net purchase price (excluding closing costs and taxes).  Property revenues in excess of expenses include all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees). The projected property revenues in excess of expenses include assumptions which may not be indicative of the actual future performance of the property. These include assumptions: (i) that in-place tenants will continue to perform under their lease agreements during the 12 months following our acquisition of the property and (ii) concerning estimates of timing and rental rates related to re-leasing vacant space.

In connection with this acquisition, we paid our Advisor approximately $2.9 million in acquisition fees.

Our management currently has no plans for material renovations or other capital improvements at the property and believes the Poland Logistics Portfolio is suitable for its intended purpose and adequately covered by insurance. The cost of the Poland Logistics Portfolio will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Poland Logistics Portfolio during the past five years ended December 31:

		Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
Year	Weighted Average Occupancy	EURO	USD
2007	96.1%	€4.23	$5.79
2008	94.6%	€4.23	$6.23
2009	91.2%	€4.14	$5.77
2010	91.7%	€3.72	$4.94
2011	91.6%	€3.99	$5.56

(1) Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year. For periods prior to our ownership, we do not have the records available to us to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual gross rent per leased square foot amounts could be lower than those amounts disclosed above.  All Euro amounts were translated to USD using the corresponding yearly average exchange rate.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the years ending December 31, 2012 through 2021 and thereafter for the Poland Logistics Portfolio as of December 31, 2011.

			Percent of	Annual Base	% of Total
	Number	Approximate	Total	Rental Income of	Annual Base
Year	of Leases	Square Feet	Leasable Area	Expiring Leases (1)	Rental Income
2012	3	45,705	2.6%	$367,973	3.5%
2013	6	92,893	5.3%	$939,609	9.1%
2014	3	66,499	3.8%	$566,206	5.5%
2015	4	126,056	7.1%	$1,026,589	9.9%
2016	2	33,379	1.9%	$287,327	2.8%
2017	1	259,830	14.7%	$1,909,442	18.5%
2018	1	492,750	27.9%	$2,944,468	28.5%
2019	1	497,045	28.2%	$2,293,392	22.2%
2020	—	—	—%	$—	—%
2021	—	—	—%	$—	—%
Thereafter	—	—	—%	$—	—%

(1) Based on a rate of $1.3325 per Euro as of the transaction date.

E. Potential Acquisition of ProLogis Park Sosnowiec

As described previously in Supplement No. 11 dated January 25, 2012, wholly-owned subsidiaries of Hines Global entered into a series of five related contracts with affiliates of ProLogis European Holdings to acquire five separate logistics facilities in Poland, four of which were acquired on March 29, 2012, as described above.

On March 29, 2012, the preliminary purchase agreement for the acquisition of the fifth asset, ProLogis Park Sosnowiec (the “Sosnowiec Asset”), was amended to add certain addition closing conditions to the purchaser’s obligation to acquire the asset and the closing of such asset has been delayed pending the satisfaction of these closing conditions.  We expect to complete the acquisition of the Sosnowiec Asset on or before December 22, 2012, subject to the completion of these closing conditions.  There can be no assurances that this acquisition will be consummated, and, if we elect not to close on this acquisition, we could potentially forfeit our $1.0 million earnest money deposit.  The contract purchase price for the Sosnowiec Asset is €19.9 million (approximately $26.1 million based on a rate of $1.3091 per Euro as of the contract date), exclusive of transaction costs and working capital reserves. We expect to fund the acquisition using proceeds from our offering.

In connection with this acquisition, we expect to pay our Advisor approximately $586,000 in acquisition fees.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Sosnowiec Asset during the past five years ended December 31:

		Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
Year	Weighted Average Occupancy	EURO	USD
2007	99.6%	€3.13	$4.29
2008	98.8%	€2.89	$4.25
2009	99.3%	€2.95	$4.11
2010	98.0%	€3.22	$4.27
2011	100.0%	€2.77	$3.86

(1) Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year. For all periods presented, we do not have the records available to us to be able to quantify the impact of tenant concessions, if any. To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual gross rent per leased square foot amounts could be lower than those amounts disclosed above.  All Euro amounts were translated to USD using the corresponding yearly average exchange rate.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the years ending December 31, 2012 through 2021 and thereafter for the Sosnowiec Asset as of December 31, 2011:

			Percent of	Annual Base	% of Total
	Number	Approximate	Total	Rental Income of	Annual Base
Year	of Leases	Square Feet	Leasable Area	Expiring Leases (1)	Rental Income
2012	—	—	—%	$—	—%
2013	—	—	—%	$—	—%
2014	3	359,159	70.8%	$1,523,977	69.5%
2015	1	58,373	11.6%	$312,326	14.2%
2016	—		—%	$—	—%
2017	1	89,448	17.6%	$356,760	16.3%
2018	—	—	—%	$—	—%
2019	—	—	—%	$—	—%
2020	—	—	—%	$—	—%
2021	—	—	—%	$—	—%
Thereafter	—	—	—%	$—	—%

(1) Based on a rate of $1.3091 per Euro as of the transaction date.

F.  Entry into a Bridge Loan Agreement

On March 15, 2012, the Operating Partnership, entered into a bridge loan agreement with JPMorgan Chase Bank, N.A., or Chase, to establish two loans in the amounts of $75.0 million and €69.0 million (approximately $90.1 million using a rate of $1.3057 per Euro as of the date of the bridge loan agreement), respectively, which we refer to collectively as the Bridge Loans.  On March 19, 2012, the Company borrowed the full capacity under the Bridge Loans in order to fund its acquisition of the Poland Logistics Portfolio, as described above.  The Bridge Loans have a maturity date of May 15, 2012.  We intend to retire the Bridge Loans with a revolving credit facility that we are currently negotiating as of the date of this Supplement.

Interest under the Bridge Loans will be payable based on either the Alternate Base Rate plus 1.25% or LIBOR plus 2.25%, at our election.  The Alternate Base Rate is equal to the greater of: a) the Prime Rate, b) the Federal Funds Effective Rate plus .50%, or c) an adjusted LIBOR rate for a one month period plus 1.0%.  Loans denominated in Euros may also be subject to additional costs of complying with European bank regulations, if such costs are incurred by Chase.

The bridge loan agreement contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements evidencing indebtedness and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens.  If any events of default occur and are not cured within applicable grace periods or waived, the outstanding loans may be accelerated and the lenders’ commitments may be terminated. The occurrence of the bankruptcy-related defaults will result in the automatic termination of commitments and acceleration of the Bridge Loans. The Bridge Loans are secured by a pledge of the Operating Partnership’s interests in the following properties, subject to certain limitations and exceptions: 17600 Gillette, 250 Royall, 9320 Excelsior and Fisher Plaza.  Hines Global has unconditionally guaranteed payment and performance of the Operating Partnership’s obligations under the bridge loan agreement.